Filed by UBS Group AG and

UBS AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UBS AG

Registration Statement No. 333-199011

THE FOLLOWING IS AN UPDATED VERSION OF THE DEPONENTENSCHREIBEN (U.S. VERSION)

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Public Exchange Offer / EXTENSION OF THE ACCEPTANCE PERIOD

On deposit as of 13 November 2014

Number/Nominal Security description

REG. SHS UBS AG

ZURICH AND BASLE CHF 0.10

We refer to our letter dated 14 October 2014 concerning the proposal of UBS to establish a new holding company, UBS Group AG, Zurich (“UBS Group”), and the related Public Exchange Offer of UBS Group, currently a wholly owned subsidiary of UBS AG (“UBS”), which is offering to acquire any and all issued UBS shares in exchange for UBS Group shares on the basis of a 1:1 exchange ratio.

As of the initial expiration date of the Offer period on 11 November 2014, a total of 86.55% of all UBS shares issued as per that date have been tendered under the Exchange Offer.

Pursuant to the Offer prospectus, UBS Group has reduced the minimum percentage of UBS shares that must be submitted for exchange before the expiry of the Acceptance Period from 90% to 66.67% and has extended the Initial Acceptance Period of the Public Exchange Offer until 20 November 2014. This letter is intended to provide an overview of some of the terms of the Offer and how you should proceed should you wish to accept it. You are urged to read the Offer Documents mentioned above.

If the Exchange Offer is successful, UBS Group will become the new listed parent company of UBS, which is currently both the ultimate parent company and the primary operating entity of the Group. Assuming that 100% UBS shares are tendered in this Exchange Offer, the consummation of the Exchange of the Offer will, on a consolidated basis, have no material effect on the financial condition of the Group. The Exchange Offer will not involve any change to UBS’s current board of directors and senior management. UBS Group will initiate the delisting of the UBS shares from the SIX Swiss Exchange and the New York Stock Exchange (“NYSE”) as soon as practicable after consummation of the Exchange Offer.

The establishment of a group holding company is intended, along with other measures the Group has already announced, to substantially improve the resolvability of the Group in response to Swiss “too-big-to-fail” requirements and applicable requirements in other countries in which the Group operates. The Group anticipates that these measures will allow the Group to qualify for a capital rebate under the Swiss “too-big-to-fail” requirements. This rebate would result in lower capital requirements for the Group.

As shareholder you have the possibility to tender your UBS shares under the exchange offer on the following basis:

Exchange ratio:	1 registered share of UBS Group with a nominal value of CHF 0.10
(SN 24476758)
for
1 existing registered share of UBS with a nominal value of CHF 0.10

Settlement:	First settlement: expected on 28 November 2014: Delivery of UBS Group shares for the UBS shares tendered during the initial acceptance period.

Second settlement:	expected on 9 December 2014: Delivery of UBS Group shares for the UBS shares tendered during the extended additional acceptance period.

Tendered shares:	The tendered shares will be assigned the Swiss Security Number 24770431 and will be traded on a separate trading line at the SIX Swiss Exchange.

UBS Group shares:	The UBS Group shares will be granted the same voting and economic rights as the UBS shares.

The SIX Swiss Exchange has approved the listing and admission to trading of the UBS Group AG shares, and the New York Stock Exchange has approved the listing of the UBS Group AG shares, subject to formal notice of issuance. The listing and the first day of trading of the UBS Group shares on the SIX Swiss Exchange (SMI and SPI) and on the NYSE are expected on 28 November 2014.

SESTA squeeze-out and squeeze-out merger:	UBS Group intends to apply for the cancellation (squeeze-out) of the non-tendered UBS shares pursuant to Art. 33 SESTA if it acquires more than 98% of the total UBS shares in issue in the Exchange Offer or within three months after expiration of the additional acceptance period.

If UBS Group holds between 90% and 98% of the total UBS shares in issue, it expects to merge UBS into a merger subsidiary of UBS Group (squeeze-out merger). UBS Group currently intends that the consideration in the squeeze-out merger will consist exclusively of UBS Group shares at the exchange ratio of 1:1.

Conditions:	The offer is subject, among other things, to the following condition:

• The competent authorities having granted all approvals, clearances or declarations of no objection required for the exchange offer and the function of UBS Group as holding company of the Group and all applicable waiting periods having expired or been waived.

Recommendation:	The Board of Directors of UBS recommends that shareholders tender their shares under the exchange offer.

Tax consequences:	See the “Material Tax Considerations” section of the Offer Prospectus.

Offer Documents:	Persons resident or physically located in the United States should refer only to the U.S. offer documentation, including UBS Group AG’s registration statement on Form F-4 and the U.S. exchange offer/prospectus (the “Offer Prospectus”), which have been filed with the SEC. These documents may be obtained free of charge from the SEC’s website (www.sec.gov) and from Georgeson, the UBS information agent in the United States. Requests for such copies should be directed to the information agent toll free at +1 (888) 613- 9817 or by email at UBSinfoagent@georgeson.com.

Quotations:	UBS registered share: CHF 16.74 (12 November 2014) UBS Group registered share: no price available yet

If you wish to tender your shares under the exchange offer during the extension of the initial acceptance period, please sign and return to us the enclosed order form. If we do not receive your instructions by 19 November 2014, we shall take no action on your holding during the extension of the initial acceptance period.

Yours very truly

UBS AG

Public exchange offer / EXTENSION OF THE ACCEPTANCE PERIOD

Please reply by 19 November 2014, 5.00 p.m.

(Receipt date for orders at UBS)

You hold in safekeeping account for me/us as of 13 November 2014:

Number/Nominal Security description

REG. SHS UBS AG

ZURICH AND BASLE CHF 0.10

With reference to your letter I/we ask you to execute the following instruction:

X tender my/our UBS registered shares under the Public Exchange Offer.

ATTENTION: Any pending stock exchange orders with limits have to be cancelled before giving instructions for exchange.

X do NOT tender my/our UBS registered shares under the Public Exchange Offer.

Please indicate your choice clearly.\par

Date:                     Signature: